UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 2-84723
SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of the Schering-Plough Employees’ Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees’ Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 2009

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2008	2007
ASSETS:

Investments — at fair value:

Vanguard Mutual Funds	$1,357,818	$1,820,360
Schering-Plough Stock Fund	267,972	422,749
Loans to Participants	32,003	30,611

Total investments	1,657,793	2,273,720

Receivables:

Employer contributions	104	345
Participant contributions	111	125

Total receivables	215	470

Net assets available for benefits	$1,658,008	$2,274,190

The accompanying notes are an integral part of these Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2008	2007
ADDITIONS:

Investment income/(loss):

Dividend income, Vanguard Mutual Funds	$47,334	$124,583
Dividend income, Schering-Plough Stock Fund	4,080	3,906
Interest income, Loans to Participants	2,563	2,302
Net (depreciation)/appreciation in fair value of investments	(724,422)	6,251

Net investment (loss)/ income	(670,445)	137,042

Contributions:

Employer contributions	75,006	76,654
Participant contributions	126,535	134,912

Total contributions	201,541	211,566

DEDUCTIONS:

Benefits paid to participants	147,278	118,887

(Decrease)/Increase in Net Assets	(616,182)	229,721

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	$2,274,190	2,044,469

End of year	$1,658,008	$2,274,190

The accompanying notes are an integral part of these Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007
1. DESCRIPTION OF PLAN
The following description of the Schering-Plough Employees’ Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan maintained for the benefit of a majority of United States employees of Schering-Plough Corporation and its participating subsidiaries (Schering-Plough). Schering-Plough Corporation acquired Organon BioSciences N.V. (OBS) on November 19, 2007. The U.S. subsidiary of OBS maintains a separate defined contribution plan. Generally, all employees who are not covered by the OBS plan are eligible to participate in the Plan on the date of employment. Schering Corporation, a subsidiary of Schering-Plough, is the Plan Sponsor (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participant Contributions
Salary Deferral Contributions — For each Plan year, participants may contribute from 1 percent to 50 percent of annual eligible compensation, up to an annual maximum amount as defined by the Internal Revenue Service.
Voluntary Contributions — Participants may voluntarily elect to contribute from 1 percent to 20 percent of their annual eligible compensation as after-tax contributions.
In no event can a participant’s Salary Deferral Contributions and Voluntary Contributions exceed 50 percent of the participant’s annual eligible compensation. Any excess participant contributions are returned to the participant.
Employer Contributions
Non-Elective Contributions — Schering-Plough makes a Non-Elective Contribution equal to 3 percent of the annual eligible compensation for all employees who are eligible to participate in the Plan regardless of whether an employee has elected to make Salary Deferral Contributions.
Matching Contributions — For the employees who elect to make Salary Deferral Contributions to the Plan, Schering-Plough makes matching contributions (dollar-for-dollar) up to 2 percent of annual eligible compensation.

Participant Accounts and Vesting
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and earnings thereon and charged with withdrawals and losses. Participants have a non-forfeitable right to their contributions, non elective employer contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and employer matching contributions are participant-directed.
Investment Options
Participants may direct contributions into any of the following investment options managed by the Vanguard Fiduciary Trust Company (Vanguard), a wholly-owned subsidiary of the Vanguard Group, Inc. (the Trustee):
Money Market Fund
•	Vanguard Treasury Money Market Fund (see Note 9)
U.S. Stock Funds
•	Vanguard 500 Index Fund Investor Shares (terminated September 7, 2007)

•	Vanguard 500 Index Fund Signal Shares (effective September 8, 2007)

•	Vanguard Explorer Fund Investor Shares

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares
International Stock Fund
•	Vanguard International Growth Fund Investor Shares
Bond Funds
•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

•	Vanguard Short-Term Investment-Grade Fund Investor Shares
Balanced Funds (Stocks and Bonds)
•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Wellington Fund Investor Shares
Participants may also direct contributions to the:
Schering-Plough Stock Fund — This fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may direct up to a maximum investment election of 50 percent of all contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.

Repayment of Loans — Participants may borrow against their participant account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loans to participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed-interest rates as determined to be reasonable by the Schering-Plough Employee Benefits Committee (the Committee). The fixed-interest rates for participant loans outstanding during 2008 and 2007 ranged from 5 percent to 11.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years. An outstanding loan balance must be repaid within 60 days following the termination of the participant’s employment with Schering-Plough. Any outstanding balance remaining thereafter would be treated as taxable distributions.
Payment of Benefits
Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Schering-Plough common stock (with respect to amounts invested in the Schering-Plough Stock Fund); or (4) certain combinations of the foregoing. Participants whose account balances exceed $5,000 can elect to defer the receipt of their accounts up to age 70 1/2.
Small Benefits Payment — Notwithstanding the foregoing, if a participant’s account, at the date of distribution, equals $1,000 or less, the participant’s account is paid in a lump-sum. In the absence of a distribution election, the distribution of a participant’s account balance in excess of $1,000 but not greater than $5,000 (excluding the value of any portion attributable to a rollover account), will be transferred directly to an Individual Retirement Account (IRA) at the Trustee.
In-Service Withdrawals — Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.
Amendments to the Plan
Effective January 1, 2008, the Plan was amended to: (1) permit non-spouse beneficiaries to have the option to roll over their accounts to “inherited IRAs;” (2) permit participants to roll over their after-tax contributions to a defined benefit plan or a 403(b) plan that separately accounts for such contributions; (3) permit participants to roll over their accounts to a Roth IRA; (4) permit the Plan to provide distribution notices to participants up to 180 days before their annuity starting dates; and (5) reflect changes to permissible correction methods under Section 415 of the Internal Revenue Code of 1986 (the Code), in order to ensure compliance with the Pension Protection Act of 2006 and applicable Treasury regulations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting and Presentation
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
New Accounting Pronouncement
The Plan’s financial statements reflect the adoption of FASB Statement No. 157, “Fair Value Measurements,” as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of Vanguard Mutual Funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than a number of shares of Schering-Plough Corporation’s common stock.
The closing market prices of Schering-Plough Corporation’s common stock at December 31, 2008 and December 29, 2007 were $17.03 and $26.64, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units unless an election is made by the participant to receive these dividends in cash.
Vanguard Mutual Fund management fees are deducted by Vanguard from the daily net asset values of its funds and are not separately reflected. Consequently, these management fees serve to reduce the investment return for these funds.
The net appreciation or depreciation in the fair value of investments consists of realized gains or losses and changes in unrealized gains or losses of these investments during the year. Realized gains or losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in fair values of the investments during the reported periods.

Loans to participants are carried at the outstanding loan balance, which does not differ materially from fair value.
Withdrawals and Benefit Payments
Withdrawals and benefit payments are recorded when paid. There were no benefits payable as of December 31, 2008 and 2007.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.
Forfeitures
Forfeited amounts are used to reduce future Company contributions.
Risks and Uncertainties
The Plan provides for various investment options (see Note 1 for Investment Options). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, Plan management believes that it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
3. FAIR VALUE MEASUREMENTS
In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	(Dollars in thousands)
	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Vanguard Mutual Funds	$1,357,818	$—	$—	$1,357,818
Schering-Plough Stock Fund	—	267,972	—	267,972
Participant Loans	—	—	32,003	32,003

Total	$1,357,818	$267,972	$32,003	$1,657,793

The following table presents a reconciliation of the beginning and ending balances for the fair value measurements using significant unobservable inputs (Level 3):

(Dollars in thousands)
Fair Value Measurements
Using Significant Unobservable
Inputs (Level 3)
Participant Loans
Beginning balance — January 1, 2008	$30,611
Realized gains in net assets available for benefits	—
Unrealized losses in net assets available for benefits	—
Purchases, issuances and settlements, net	1,392

Ending balance — December 31, 2008	$32,003

There were no gains or losses for the period included in changes in net assets available for benefits attributable to the change in unrealized gains or losses related to assets still held at the reporting date for level 3 assets.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a whole or partial termination of the Plan as defined under the Plan, the rights of the affected participants to their accounts under the Plan as of the date of the termination or discontinuance shall be non-forfeitable. Upon such termination of the Plan, the total amount in each affected participant’s account would be distributed to the participant as permitted by applicable law or continued in the Schering-Plough Employees’ Savings Plan Trust (the Trust) for the participant’s benefit, as the Committee shall direct.
5. FEDERAL INCOME TAX STATUS
The Plan received a favorable determination letter dated May 30, 2003 issued by the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Code, and that the Trust of the Plan is exempt from taxation under Section 501(a) of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has been amended since receiving the determination letter. However, the Plan’s management based on advice from the Plan’s tax counsel believes that the Plan continues to be designed in material compliance with the applicable requirements of the Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the Code.
6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant’s payment of interest and principal on participant loans. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments in the mutual funds managed by Vanguard was $1.36 billion and $1.82 billion, respectively.
Certain Plan investments are shares of Schering-Plough’s common stock. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments in the Schering-Plough Stock Fund was $268 million and $423 million, respectively. As of December 31, 2008 and 2007, the Plan held 874,181 and 882,935 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $4.1 million and $3.9 million, respectively, from the Schering-Plough Stock Fund.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.
All plan administration expenses are paid by the Sponsor.

7. NET (DEPRECIATION)/APPRECIATION IN FAIR VALUE OF INVESTMENTS
During 2008 and 2007, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2008	2007
	(dollars in thousands)
Schering-Plough Stock Fund	$(149,576)	$47,609
Vanguard 500 Index Fund Investor Shares*	—	7,671
Vanguard International Growth Fund Investor Shares	(95,432)	4,355
Vanguard U.S. Growth Fund Investor Shares	(17,750)	3,359
Vanguard LifeStrategy Growth Fund	(28,142)	2,824
Vanguard LifeStrategy Moderate Growth Fund	(16,578)	1,749
Vanguard 500 Index Fund Signal Shares*	(108,215)	1,454
Vanguard Wellington Fund Investor Shares	(63,786)	890
Vanguard LifeStrategy Conservative Growth Fund	(7,043)	843
Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	(7,485)	433
Vanguard LifeStrategy Income Fund	(3,519)	403
Vanguard Short-Term Investment-Grade Fund Investor Shares	(5,293)	403
Vanguard Explorer Fund Investor Shares	(73,709)	(7,636)
Vanguard Windsor Fund Investor Shares	(147,894)	(58,106)

Net (depreciation)/appreciation in fair value of investments	$(724,422)	$6,251

*	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

8. INVESTMENTS
The following investments represented 5 percent or more of the Plan’s net assets available for benefits at either December 31, 2008 or December 31, 2007:

	December 31
	2008	2007
	(dollars in thousands)
Vanguard Treasury Money Market Fund, 316,166,733 and 240,053,905 shares, respectively	$316,167	$240,054

Schering-Plough Stock Fund, 874,181 and 882,935 units, respectively	267,972	422,749

Vanguard Windsor Fund Investor Shares, 21,844,628 and 22,847,171 shares, respectively	197,039	358,929

Vanguard Wellington Fund Investor Shares, 7,692,353 and 7,731,883 shares, respectively	187,924	252,214

Vanguard 500 Index Fund Signal Shares, 2,536,768 and 2,486,883 shares*, respectively	174,124	277,636

Vanguard Explorer Fund Investor Shares, 2,511,812 and 2,585,798 shares, respectively	105,823	184,083

Vanguard International Growth Fund Investor Shares, 8,225,501 and 7,414,505 shares, respectively	100,351	184,028

*	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.
9.	SUBSEQUENT EVENTS

On February 27, 2009, the Plan closed the Vanguard Treasury Money Market Fund to new contributions. Vanguard Prime Money Market Fund was added to the Plan’s investment options.

On March 9, 2009, Merck & Co., Inc. (Merck) and Schering-Plough Corporation (Schering-Plough) announced that their Boards of Directors had unanimously approved a definitive merger agreement under which Merck and Schering-Plough will combine, under the name Merck, in a stock and cash transaction.

Under the terms of the agreement, Schering-Plough shareholders will receive 0.5767 shares and $10.50 in cash for each share of Schering-Plough common stock. Each Merck share will automatically become a share of the combined company.

The transaction is subject to approval by Merck and Schering-Plough shareholders and the satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as clearance by the European Commission (EC) under the EC Merger Regulation and certain other foreign jurisdictions. Merck and Schering-Plough expect to complete the transaction in the fourth quarter of 2009.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4 i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2008
Employer Identification Number: 22-1261880
Plan Number: 003

(a)	(b)	(c)	(d)		(e)
	Identity of Issuer,
	Borrower, Lessor or	Description of investment including maturity date,			Current
	Similar Party	rate of interest, collateral, par or maturity value	Cost		Value
					(dollars in
					thousands)
*	Vanguard	Treasury Money Market Fund	*	*	$316,167

*	Vanguard	Windsor Fund Investor Shares	*	*	197,039

*	Vanguard	Wellington Fund Investor Shares	*	*	187,924

*	Vanguard	500 Index Fund Signal Shares	*	*	174,124

*	Vanguard	Explorer Fund Investor Shares	*	*	105,823

*	Vanguard	International Growth Fund Investor Shares	*	*	100,351

*	Vanguard	Intermediate-Term Investment-Grade Fund Investor Shares	*	*	54,442

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	*	*	52,035

*	Vanguard	LifeStrategy Growth Fund	*	*	51,649

*	Vanguard	LifeStrategy Moderate Growth Fund	*	*	42,279

*	Vanguard	U.S. Growth Fund Investor Shares	*	*	28,792

*	Vanguard	LifeStrategy Conservative Growth Fund	*	*	25,367

*	Vanguard	LifeStrategy Income Fund	*	*	21,826

		Total Vanguard Mutual Funds			1,357,818

*	Schering-Plough Corporation	Schering-Plough Stock Fund	*	*	267,972

*	Various participants	Outstanding Loan Balance (interest rates ranging from 5.00% to 11.50%, maturing from 1 to 20 years)	*	*	32,003

		Total			$1,657,793

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan
Date: June 26, 2009	By:	/s/ Vincent Sweeney
		Name:	Vincent Sweeney
		Title:	Plan Administrator